SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For November 2017
Commission File Number 0-28800
______________________
DRDGOLD Limited
1 Sixty Jan Smuts Building, 2
nd
Floor-North Tower
160 Jan Smuts Avenue, Rosebank
South Africa, 2196
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes
No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of November 2017, incorporated by reference herein:
Exhibit
99.1
Release dated November 30, 2017, “RESULTS OF ANNUAL GENERAL
MEETING”.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: November 30, 2017 By: /s/ Riaan Davel
Name: Riaan Davel
Title: Chief Financial Officer

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
NYSE trading symbol: DRD
(“DRDGOLD” or the “Company”)
RESULTS OF ANNUAL GENERAL MEETING
DRDGOLD shareholders are advised that at the annual general meeting (“AGM”) of shareholders held on Thursday, 30 November 2017, all the ordinary and special resolutions, as set out in the notice of AGM dated 25 October 2017, were approved by the requisite majority of shareholders present or represented by proxy.
All resolutions proposed at the AGM, together with the percentage of shares abstained, as well as the percentage of votes carried for and against each resolution, are as follows:
Ordinary resolution number 1: To reappoint KPMG Inc. as independent auditors of the
Company for the ensuing period terminating on the conclusion of the next AGM of the
Company
Shares Voted
290 244 441
67.28%
Abstained
0.06%
For
96.80%
Against
3.20%
Ordinary resolution number 2: To elect Mrs Toko Mnyango as a director of the Company
Shares Voted
290 086 271
67.24%
Abstained
0.10%
For
99.86%
Against
0.14%
Ordinary resolution number 3: To re-elect Mr Riaan Davel as a director of the Company
Shares Voted
290 149 941
67.25%
Abstained
0.08%
For
99.62%
Against
0.38%
Ordinary resolution number 4: To re-elect Mr Geoffrey Campbell as a director of the
Company
Shares Voted
Abstained
For
Against

290 123 171
67.25%
0.09% 99.66% 0.34%
Ordinary resolution number 5: To re-elect Mr Edmund Jeneker as a director of the Company
Shares Voted
290 153 141
67.25%
Abstained
0.08%
For
99.85%
Against
0.15%
Ordinary resolution number 6: General authority to issue securities for cash
Shares Voted
267 267 548
61.95%
Abstained
5.39%
For
81.83%
Against
18.17%
Ordinary resolution number 7.1 – 7.4: Election of Audit Committee members
Ordinary resolution number 7.1: Appointment of Mr Johan Holtzhausen – Chairman
Shares Voted
290 200 811
67.26%
Abstained
0.07%
For
99.90%
Against
0.10%
Ordinary resolution number 7.2: Appointment of Mr Edmund Jeneker
Shares Voted
290 196 611
67.26%
Abstained
0.07%
For
99.89%
Against
0.11%
Ordinary resolution number 7.3: Appointment of Mr James Turk
Shares Voted
290 225 271
67.27%
Abstained
0.06%
For
99.70%
Against
0.30%
Ordinary resolution number 8: Endorsement of the remuneration policy
Shares Voted
290 085 677
67.24%
Abstained
0.10%
For
99.53%
Against
0.47%

Ordinary resolution number 9: Endorsement of the implementation report
Shares Voted
290 021 793
67.22%
Abstained
0.11%
For
99.67%
Against
0.33%
Ordinary resolution number 10: To authorise the directors to sign all required documents
Shares Voted
290 196 591
67.26%
Abstained
0.07%
For
99.91%
Against
0.09%
Special resolution number 1: General authority to repurchase issued securities
Shares Voted
290 295 891
67.29%
Abstained
0.05%
For
99.69%
Against
0.31%
Special resolution number 2: General authority to provide financial assistance in terms of sections 44 and 45 of the Companies Act
Shares Voted
290 045 511
67.23%
Abstained
0.11%
For
99.80%
Against
0.20%
Special resolution number 3: Approval of non-executive directors’ remuneration (“NED
Fees”)
Shares Voted
267 141 328
61.92%
Abstained
5.41%
For
89.27%
Against
10.73%
Special resolution number 4: Approval for Company to account for tax legislative changes and deem the NED fees to be exclusive of Value-Added Tax
Shares Voted
290 133 211
67.25%
Abstained
0.09%
For
99.88%
Against
0.12%
Notes

-
Percentages of shares voted are calculated in relation to the total issued share capital of DRDGOLD.
-
Percentages of shares voted for and against are calculated in relation to the total number of shares voted for each resolution.
-
Abstentions are calculated as a percentage in relation to the total issued share capital of DRDGOLD.
Johannesburg
30 November 2017
Sponsor
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